Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 91660

As representative of the placement agent

February 12, 2016

Re:	xG Technology, Inc. Registration Statement on Form S-1 Registration File No. 333-208650

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the placement agent, wish to advise you that (i) the Registration Statement on Form S-1, as originally filed on December 21, 2015, as amended by Amendment 1 to the Registration Statement as filed on February 8, 2016, as amended by Amendment 2 to the Registration Statement as filed on February 12, 2016 and (ii) the Preliminary Prospectus dated February 12, 2016 included therein, were distributed as follows:

No. of Copies
Institutions	9
Retail	32
Dealers, Placement Agents and Others	14
Total	55

We were advised on February 12, 2016 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of xG Technology, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:15 p.m. Eastern Standard Time on February 16, 2016, or as soon thereafter as practicable.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

As representative of the placement agent